EXHIBIT 21

LIST OF SUBSIDIARIES

The Company had the following subsidiaries as of the date of this report:

NAME		INCORPORATED

1.	Seacoast National Bank	United States

2.	FNB Insurance Services, Inc (inactive)	Florida

3.	South Branch Building, Inc	Florida

4.	TCoast Holdings, LLC	Florida

5.	BR West, LLC	Florida

6.	TC Property Venture, LLC	Florida

7.	SBCF Capital Trust I	Delaware

8.	SBCF Statutory Trust II	Connecticut

9.	SBCF Statutory Trust III	Delaware